June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (the “Trust”)
File Numbers: 333-134551, 811-21906

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
664	6/1/2018	485BXT	0001364089-18-000140
656	5/4/2018	485BXT	0001364089-18-000123
648	4/6/2018	485BXT	0001364089-18-000099
640	3/9/2018	485BXT	0001364089-18-000073
632	2/9/2018	485BXT	0001364089-18-000046
623	1/12/2018	485BXT	0001364089-18-000014
614	12/15/2017	485BXT	0001364089-17-000259
606	11/17/2017	485BXT	0001364089-17-000236
598	10/20/2017	485BXT	0001364089-17-000201
584	9/22/2017	485BXT	0001364089-17-000174
577	8/29/2017	485BXT	0001364089-17-000152
555	6/16/2017	485APOS	0001628280-17-006551

The Amendments relate to Guggenheim BulletShares 2029 Corporate Bond ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary